UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: January 29, 2021

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A. Publicly-Held Company Corporate Taxpayer's ID (CNPJ/ME): 02.421.421/0001-11 Corporate Registry (NIRE): 33.300.324.631

MATERIAL FACT

Signing of the UPI Mobile Assets Purchase and Sale Agreement

TIM S.A. ("TIM" or "Company") (B3: TIMS3; NYSE: TIMB), following article 157 of Law 6404 and with the provisions of CVM Instruction 358 and, in continuity with the Material Facts disclosed on March 10th, 2020, July 18th, 2020, July 27th, 2020, August 7th, 2020, September 7th, 2020, and December 14th, 2020, hereby informs its shareholders and the market in general of the following:

Yesterday, January 28th, 2021, the Purchase and Sale of Shares and Other Covenants Agreement (“Agreement”) was signed by Oi mobile S.A. - In Judicial Recovery, as Seller; TIM, Telefônica Brasil S.A. and Claro S.A., as Buyers and Oi S.A. - In Judicial Recovery and Telemar Norte Leste S.A. - In Judicial Recovery, as intervening parties and guarantors of Seller's obligations.

The Agreement was signed as a result of the competitive procedure for the sale of the assets of the mobile telephony operation - Grupo Oi's Personal Mobile Service (“UPI Mobile Assets”), in a judicial auction held on December 14, 2020 in which the Company and the other buyers were declared winners.

The conclusion of the acquisition by the Buyers of UPI Mobile Assets shall take place in accordance with the plan for the segregation of such assets – each of which at the end of each Buyer will acquire shares in an SPE containing its share of UPI Mobile Assets. The conclusion of the acquisition also is subjected to certain precedent conditions usually applicable to this type of transaction and provided for in the Agreement, among which ANATEL's prior consent and approval by CADE, as well as, if applicable, the submission to the Company's general shareholders' meeting, pursuant to article 256 of the Brazilian Corporate Law, in which case additional information will be disclosed in due course.

This transaction, as of its completion, will bring benefits to TIM shareholders, through revenues and efficiencies generation due to operational synergies, as well as to its customers, due to the improvement in the experience of use and quality of the service provided. and, finally, to the sector due to the strengthening of investment capacity, technological innovation and competitiveness. This movement by TIM represents another important step in the direction of evolving with courage, transforming technology into freedom.

The Company will keep its shareholders and the market in general duly informed of the progress of the Closing process, under the terms of ICVM 358 and applicable legislation.

Rio de Janeiro, January 29th, 2021.

TIM S.A.
Adrian Calaza Chief Financial Officer and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: January 29, 2021	By:	/s/ Adrian Calaza
Adrian Calaza
Chief Financial Officer and Investor Relations Officer